SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3/A

Rule 13e-3 Transaction Statement
under Section 13(e) of the
Securities Exchange Act of 1934

(Amendment No. 3)

CRYSTAL RIVER CAPITAL, INC.

(Name of the Issuer)

CRYSTAL RIVER CAPITAL, INC.

BROOKFIELD ASSET MANAGEMENT INC

PARTNERS LIMITED

(Name of Persons Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

229393301

(CUSIP Number of Class of Securities)

Crystal River Capital, Inc. Three World Financial Center 200 Vesey Street, 10th Floor New York, New York 10281-1010 (212) 549-8400	Brookfield Asset Management Inc. Partners Limited c/o Brookfield Asset Management Inc. Suite 300, Brookfield Place 181 Bay Street P.O. Box 762 Toronto, Ontario, Canada M5J 2T3 (416) 363-9491
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Persons Filing Statement)

COPIES TO:

Paul, Hastings, Janofsky & Walker LLP 75 East 55th Street New York, NY 10022 (212) 318 6000 Attn: Michael L. Zuppone	Goodwin Procter LLP Exchange Place 53 State Street Boston, Massachusetts 02109 (617) 570-1000 Attn: John T. Haggerty	Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 (212) 839-5300 Attn: Scott M. Freeman

This statement is filed in connection with (check the appropriate box):

a. ☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (“the Act”).

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☐ A tender offer.

d. ☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing

Transaction valuation(1)	Amount of filing fee(2)
14,538,315.60	1,037.00

(1)

For purposes of calculating the filing fee only, the transaction value was determined by multiplying (a) 24,230,526 shares of common stock proposed to be acquired in the merger by (b) the merger consideration of $0.60 per share.

(2)	The filing fee, calculated in accordance with Regulation 0-11 under the Securities Exchange Act of 1934, as amended, equals00007130 multiplied by the total Transaction Valuation.

☒

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,037.00

Form or Registration No.: Schedule 14A — Preliminary Proxy Statement

Filing Party: Crystal River Capital, Inc.

Date Filed: April 1, 2010

Introduction

This Amendment No. 3 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Final Amendment”) is being filed by Crystal River Capital, Inc. (the “Company”) and the Brookfield Entities (as defined below).  For purposes of this Final Amendment, the “Brookfield Entities” are Brookfield Asset Management Inc., an Ontario corporation (“Brookfield”), and Partners Limited, an Ontario corporation (“Partners”).  Partners owns, directly or indirectly, all the outstanding Class B Limited Voting Shares and approximately 10% of the outstanding Class A Limited Voting Shares issued by Brookfield, on a fully diluted basis.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the final results of the transaction contemplated by the Agreement and Plan of Merger (the “Merger Agreement”), dated as of February 23, 2010, by and among the Company, Brookfield and B Acquisition Sub Inc., a Maryland corporation and an indirect wholly-owned subsidiary of Brookfield (“Sub”), which is the subject of this Schedule 13E-3.  Sub is not a filing party to this Final Amendment because it was merged into the Company.  Except as set forth in this Final Amendment, all information in this Schedule 13e-3 remains unchanged.

On June 28, 2010, the Company filed with the Securities and Exchange Commission (the “Commission”) a definitive proxy statement on Schedule 14A (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to a special meeting of stockholders of the Company.

Pursuant to General Instruction G of Schedule 13E-3, this Schedule 13E-3 incorporates by reference the information contained in the Proxy Statement in answer to the items of Schedule 13E-3.  The information set forth in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement, including all appendices thereto.

The information contained in this Schedule 13E-3 and the Proxy Statement concerning the Company was supplied by the Company, and none of the other filing persons takes responsibility for the accuracy of such information. Similarly, the information contained in this Schedule 13E-3 and the Proxy Statement concerning each filing person other than the Company was supplied by such filing person, and no other filing person takes responsibility for the accuracy of any information not supplied by such other filing person.

Item 15.  Additional Information.

Item 15(b) is hereby amended and supplemented as follows:

On July 30, 2010, the special meeting of stockholders of the Company was held at the time and place previously called as reflected in the Proxy Statement.  At the special meeting, the stockholders approved and adopted the Merger Agreement.

At 4:09 p.m., Eastern Time, on July 30, 2010, the Company filed the Articles of Merger with the Department of Assessments and Taxation of the State of Maryland, pursuant to which the Sub was merged with and into the Company, with the Company surviving as an indirect wholly-owned subsidiary of Brookfield (the “Merger”).  At the effective time of the Merger, each share of the Company’s common stock, par value $0.001 per share (the “Company Common Stock”), issued and outstanding immediately prior to the effective time of the Merger (not including any shares of the Company Common Stock held by Brookfield, Sub or the Company or any wholly-owned subsidiary of Brookfield or the Company) was canceled and converted into the right to receive $0.60 in cash without interest less any required withholding tax.

As a result of the Merger, the Company Common Stock will cease trading on the Over the Counter Bulletin Board and became eligible for termination of registration under the Exchange Act.  Accordingly, the Company will file a Certification and Notice of Termination of Registration on Form 15 with the Commission in order to deregister the Company Common Stock under the Exchange Act.

Item 16.  Exhibits.

Item 16 is hereby amended and supplemented by adding the following exhibit thereto:

(a)(8)      Press Release issued by the Company, dated July 30, 2010.

SIGNATURE

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

CRYSTAL RIVER CAPITAL, INC.

By:	/s/ Barry Blattman
Name:	Barry Blattman
Title:	President and Treasurer

Date: July 30, 2010

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Sachin Shah
Name:	Sachin Shah
Title:	Managing Partner

Date: July 30, 2010

PARTNERS LIMITED

By:	/s/ Loretta Corso
Name:	Loretta Corso
Title:	Secretary

Date: July 30, 2010

EXHIBIT INDEX

Exhibit No.	Document

(a)(1)

Definitive Proxy Statement of the Company dated as of June 24, 2010 (incorporated herein by reference to the Definitive Proxy Statement of the Company on Schedule 14A filed with the Commission on June 28, 2010 (the “Proxy Statement”))

(a)(2)	Press Release issued by the Company dated February 24, 2010 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed February 24, 2010)

(a)(3)	The Company’s Current Report on Form 8-K/A dated March 9, 2010 (incorporated herein by reference to the Company’s Current Report Form 8-K/A filed March 17, 2010)

(a)(4)	Press Release issued by the Company dated March 23, 2010 (incorporated herein by reference to the Company’s Schedule 14A filed March 23, 2010)

(a)(5)	Form of Revised Proxy Card (filed with the Commission together with the Proxy Statement)

(a)(6)	Form of Letter to Stockholders (filed with the Commission together with the Proxy Statement)

(a)(7)	Form of Notice to Stockholders of Special Meeting (filed with the Commission together with the Proxy Statement)

(a)(8)	Press Release issued by the Company, dated July 30, 2010 (filed herewith)

(c)(1)	Opinion of Broadpoint Capital, Inc. (now known as Gleacher & Company Securities, Inc.) (incorporated herein by reference to Annex B of the Proxy Statement)

(c)(2)*	Materials presented by Broadpoint Capital, Inc. (now known as Gleacher & Company Securities, Inc.) to the Board of Directors on February 18, 2010

(c)(3)*	Materials presented by Broadpoint Capital, Inc. (now known as Gleacher & Company Securities, Inc.) to the Board of Directors on February 23, 2010

(d)(1)

Agreement and Plan of Merger, dated as of February 23, 2010, by and among Brookfield Asset Management Inc, B Acquisition Sub Inc. and Crystal River Capital, Inc. (incorporated herein by reference to Annex A of the Proxy Statement)

* Previously filed April 2, 2010.